SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File No. 00-26505

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

COMMUNITY NATIONAL BANK 401(k) PROFIT SHARING PLAN

B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

Community Bancorp, Inc.

900 Canterbury Place Suite 304

Escondido, California 92025-3836

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY NATIONAL BANK 401(k) PROFIT SHARING PLAN

Date: August 4, 2004	/s/ Patty Rosa
Patty Rosa Community Bancorp Inc. First Vice President, Human Resources Director

INDEX TO EXHIBITS

Exhibit No.	Description

1	Community National Bank 401(K) Profit Sharing Plan, Financial Report as of and for the year ended December 31, 2003

23.1	Consent of Moss Adams LLP